Exhibit 12.1

SVB Financial Group and Subsidiaries

Ratio of Earnings to Fixed Charges and Preferred Dividends

	Year ended December 31,
(Dollars in thousands, except for ratios)	2008	2007	2006	2005	2004
Excluding Interest on Deposits
Income before minority interest in net loss (income) of consolidated affiliates and income tax expense	$114,557	$239,012	$161,283	$156,691	$105,710
Income from equity investees	(248)	(2,960)	(470)	—	—
Fixed charges:
Interest expense	43,553	49,168	26,277	6,233	2,968
Estimated interest component of rental expense	3,359	4,074	3,612	3,432	3,695

Total fixed charges	46,912	53,242	29,889	9,665	6,663
Preferred dividend requirements (1)	1,202	—	—	—	—

Total fixed charges and preferred stock dividends	48,114	53,242	29,889	9,665	6,663
Minority interest in net loss (income) of consolidated affiliates	19,139	(28,596)	(6,308)	(3,396)	(3,090)

Total earnings	$180,360	$260,698	$184,394	$162,960	$109,283

Ratio of earnings to fixed charges	3.84	4.90	6.17	16.86	16.40

Ratio of earnings to fixed charges and preferred dividends	3.75	4.90	6.17	16.86	16.40

Including Interest on Deposits
Income before minority interest in net loss (income) of consolidated affiliates and income tax expense	$114,557	$239,012	$161,283	$156,691	$105,710
Income from equity investees	(248)	(2,960)	(470)	—	—
Fixed charges:
Interest expense	67,482	62,453	35,182	17,166	11,391
Estimated interest component of rental expense	3,359	4,074	3,612	3,432	3,695

Total fixed charges	70,841	66,527	38,794	20,598	15,086
Preferred dividend requirements (1)	1,202	—	—	—	—

Total fixed charges and preferred stock dividends	72,043	66,527	38,794	20,598	15,086
Minority interest in net loss (income) of consolidated affiliates	19,139	(28,596)	(6,308)	(3,396)	(3,090)

Total earnings	$204,289	$273,983	$193,299	$173,893	$117,706

Ratio of earnings to fixed charges	2.88	4.12	4.98	8.44	7.80

Ratio of earnings to fixed charges and preferred dividends	2.84	4.12	4.98	8.44	7.80

(1)	The preferred dividends, including discount accretion, were increased to amounts representing the pre-tax earnings that would be required to cover such dividend and discount accretion requirements.